Exhibit 99.1

IceCure’s Next-Generation Multiprobe Cryoablation Technology Issued Notice of Allowance from Japan’s Patent Office

Invention facilitates treatment of larger tumors and is a significant leap forward in the field of cryoablation

CAESAREA, Israel, November 25, 2024 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced it has received a Notice of Allowance from the Japan Patent Office for its invention titled “Cryogenic System with Multiple Submerged Pumps”.

The patent addresses a cryogenic system featuring multiple submerged pumps that enable IceCure to introduce a groundbreaking next-generation multiprobe system. This advanced technology allows for high-end capabilities to independently control and maintain the performance of each cryoprobe, facilitating the treatment of large tumors.

“As a core technology for our next-generation MSense™ multiprobe cryoablation system, we believe that our latest innovation not only expands our intellectual property and product portfolio, but also represents a significant leap forward in the field of cryoablation procedures,” stated IceCure’s Chief Executive Officer, Eyal Shamir. “Japan is a market in which we are active through our partner, Terumo Corporation, which plans to file for regulatory approval of ProSense® for breast cancer in 2025.”

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and China.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the potential use of the patent; the belief that this patent represents a significant leap forward in the field of cryoablation technology; and that Terumo Corporation plans to file for regulatory approval of ProSense® for breast cancer in 2025. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 3, 2024, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

Todd Kehrli

Phone: 310-625-4462